ENDORSEMENT
                         APPLICABLE TO TSA CERTIFICATES


When issued with this Endorsement, this Certificate is a "TSA Certificate" which meets the requirements of Section [403(b)] of the Code. It is established for the exclusive benefit of you and your beneficiaries, and the terms below change, or are added to, applicable sections of this Certificate. Also, your rights under the Certificate are not forfeitable. When used in this Endorsement references to the Code include references to applicable tax Regulations.

1.       ANNUITY COMMENCEMENT DATE (SECTION 1.04):

         Your choice of an Annuity Commencement Date is subject to the maximum maturity age stated in the Data pages. If you choose an Annuity Commencement Date later than age [70 1/2], you must withdraw at least the minimum payments required by tax regulations that apply, unless you elect to satisfy these requirements through other "403(b) arrangements" (defined in Item 6). See item 8 below.

2.       EMPLOYER (SECTION 1.13):

         "Employer" means either of the following:

         (a) An organization described in Section [501(c)(3)] of the Code which is exempt from Federal income tax under Section [501(a)] of the Code.

         (b) A State, a political subdivision of a State or an agency or instrumentality of any of the foregoing, with respect to employees who perform services for any educational organization, as described in Section [170(b)(1)(A)(ii)] of the Code.

3.       OWNER (SECTION 1.17):

         You must be both the Owner and the Annuitant (unless we agree that you may name a different Annuitant, subject to the Code or other applicable law).

4.       PLAN (SECTION 1.18):

         "Plan" means an ERISA Plan, which is a program established by the Employer for the purchase of annuities for its employees and which is subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA").

5.       CONTRIBUTIONS (SECTIONS 3.01 AND 3.02):

         Contributions must be remitted by the Employer. You may, with our agreement, (i) transfer to the Certificate any amount held under a contract or account that meets the requirements of Section [403(b)] of the Code ("Transferred Funds"), or (ii) roll over contributions from a contract or account that meets the requirements of Section [403(b)] or Section [408(d)(3)(A)(iii)] of the Code. If you make a transfer as described in (i) above, you must tell us the portion, if any, of the Transferred Funds which are (a) exempt from the payment restrictions described in Item 6 below and (b) eligible for delayed distribution under Item 8 below. If you do not tell us, then we will treat all such amounts as being subject to the applicable tax restrictions. Any Transferred Funds from a contract not issued by us will be reduced by the amount of any tax charge that applies, as we determine.

         Contributions to the Certificate are limited to your exclusion allowance for the year computed as required by Sections [403(b), 415, and 402(a)] of the Code. Unless this Certificate is purchased


No. 96ENTSAIL                                                            Page 1
         under an ERISA plan and "employer contributions" may be made, all contributions are made by your Employer under a salary reduction agreement you enter into with your Employer. Your salary reduction contributions are "elective deferrals" and cannot exceed the elective deferral limitation under Section [402(g)] of the Code which applies to this Certificate and all other plans, contracts or arrangements with your Employer. If Contributions to this Certificate inadvertently cause the excess deferral limit to be violated, such deferrals must be distributed by April 15 of the following calendar year, as described in Treasury Regulation Section [1.402(g) - 1(e).] (subject to a Withdrawal Charge, unless otherwise specified in the Certificate).

         If we are notified that any Contributions would cause this Certificate not to qualify under Section 403(b) of the Code, we reserve the right to either (i) refuse to accept any such Contributions or (ii) apply such Contributions to a nonqualified deferred annuity contract or certificate for the exclusive benefit of you and your beneficiaries.

6.       RESTRICTIONS ON PAYMENTS (SECTIONS 5.01 AND 5.02):

         [No payments in violation of the limits provided in Section 403(b)(11) of the Code may be made with respect to salary reduction Contributions and earnings credited thereon, less any "grandfather amount" described below (these amounts are "Restricted Amounts").

         Unless you have made Contributions to this Certificate through a transfer described in Item 5 and you have also provided our Processing Office in writing with a "grandfather amount," all amounts under this Certificate will be deemed attributable to salary reduction contributions made after December 31, 1988 and earnings credited thereon. A "grandfather amount" is your "403(b) arrangement" account balance as of December 31, 1988. ("403(b) arrangement" means any plan which qualifies under Section 403(b) of the Code.)

         Payments of Restricted Amounts may not be made until you reach age
         59 1/2, separate from service, die, or become disabled. Payments of salary reduction Contributions (but not any earnings credited thereon) may also be made in the case of hardship. A request for a withdrawal of Restricted Amounts on the grounds of disability or hardship as defined in the Code must be sent with proof acceptable to us of such condition. (For this purpose, disability is defined in Section 72(m)(7) of the Code and hardship is defined in Section 403(b)(11) of the Code. We reserve the right to limit transfers of Cash Value, up to the amount of any Loan Reserve Account under your Certificate, to another 403(b) arrangement while you have an outstanding loan as described in Item 10 of this Endorsement.]

7.       DIRECT ROLLOVER OPTION:

         You (or a beneficiary under Section 6.02 of this Certificate who is your surviving spouse) may elect to have all or any portion of your Cash Value (or Death Benefit) paid directly to another "eligible retirement plan" in a "direct rollover transaction" as these terms are defined in Sections [403(b) and 402(c)] of the Code.

         In order to elect this option all of the following requirements must be met.:

         (a) The recipient of the distribution must be an eligible retirement plan maintained for your benefit (or for your spousal beneficiary). In your case, both an individual retirement arrangement ("IRA") under Section 408 of the Code or another 403(b) arrangement is an eligible retirement plan. In the case of a spousal beneficiary, only an IRA qualifies as an eligible retirement plan which may receive a direct rollover.

         (b) The distribution must not include any after-tax contributions under this Certificate.


No. 96ENTSAIL                                                            Page 2

         (c) The direct rollover option is not available to the extent that a minimum distribution is required under [Section 401(a)(9) of the Code] (see Item 8, below). We reserve the right to determine the amount of the required minimum distribution. If you have elected a payment option in Part VII of this Certificate which is either paying substantially equal periodic payments for a period of ten years or more, or a life annuity, the direct rollover option does not apply to those same funds.

8.       REQUIRED MINIMUM DISTRIBUTIONS:

         ["Required Minimum Distribution" payments for this Certificate must be computed for the calendar year you turn age 70-1/2 and for each year thereafter. The Required Minimum Distribution payments you compute must start no later than April 1 of the calendar year after you turn age 70-1/2, except as otherwise noted in this Item 8.

         If you have Transferred Funds described in Item 5 of this Endorsement, payments of the amount of your December 31, 1986 account balance transferred to this Certificate must begin by age 75 or, if later, your separation from service.

         You compute the Required Minimum Distribution payment for this Certificate every year based on the method you choose. (We are not required to compute your Required Minimum Distribution). Your Required Minimum Distribution payment may be computed under any of the methods permitted under Section [401(a)(9)] of the Code and applicable Treasury Regulations, and payments must be made as required by those rules, including "incidental death benefit" rules.

         The Required Minimum Distribution rules are designed so that the amount of your Annuity Account Value will be paid out over your life or life expectancy or over the joint lives or joint life expectancies of you and your named beneficiary. Life expectancy is computed by use of the expected return multiples in Tables V and VI of Treasury Regulation
         Section 1.72-9, or any other table prescribed by the Internal Revenue Service. You may choose to recalculate your life expectancy annually. If your spouse is your named beneficiary, you may also choose to recalculate your spouse's life expectancy. You may not recalculate the life expectancy of a beneficiary who is not a spouse.

         Payments of your annual Required Minimum Distribution calculated for this Certificate may be made from this Certificate or from another 403(b) arrangement that you maintain, if permitted by Internal Revenue Service rules.

         If you die after Required Minimum Distribution payments have begun, the remaining amount of your Annuity Account Value must continue to be paid at least as quickly as under the calculation and payment method being used before your death.

         If you die before Required Minimum Distribution payments begin, payment of your Annuity Account Value must be completed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs, except to the extent that a choice is made to receive death benefit payments under (a) and (b) below:

                  (a) If payments are to be made to a beneficiary, then the
                      Annuity Account Value may be paid over the life or life expectancy of the named beneficiary. Such payments must begin on or before December 31 of the calendar year which follows the year of your death.

                  (b) If the named beneficiary is your spouse, the date that payments must begin under (a) above will not be before (i) December 31 of the calendar year which follows the year of your death or, if later, (ii) December 31 of the calendar year in which you would have reached age 70-1/2.]

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


9.       SPOUSAL ANNUITY AND CONSENT RULES:

         This Item 9 applies only if an ERISA Plan applies.

         [If you are married, payments will be made in the form of a qualified Joint and Survivor Annuity as defined in Section 417(b) of the Code. If you are not married, payments will be made in the form of a Life Annuity (as described in Section 7.02 of this Certificate), unless you elect otherwise as described in this item. If you are married and die before payments have begun, payments will be made to your surviving spouse in the form of a Life Annuity unless at the time of your death there was a contrary election made pursuant to this Item. However, your surviving spouse may elect, before payment is to commence, to have payment made in any form permitted under the terms of the Contract and the Plan.

         You may elect pursuant to the Plan and ERISA not to have payments made in the form of a qualified Joint or Survivor annuity or Life Annuity as the case may be. In that case it will be paid in any other form elected under the terms of the Contract and the Plan. If payments are to be made to your spouse upon your death, your spouse may elect in accordance with the Plan and ERISA for a beneficiary other than the spouse to receive payments.

         If you will not attain age 35 by the end of the current Plan year, you may make a special election to name a beneficiary other than the spouse to receive payment of the value of your interest. Such election will be effective for the period beginning on the date of such election and ending on the first day of the Plan year in which you will attain age
         35. The elections will cease to be effective as of the first day of the Plan year in which you attain age 35 unless a new election naming a beneficiary other than the spouse is made pursuant to the terms of this
         Item 9.

         Any such election must be consented to by your spouse, if applicable, in writing before a notary or a representative of the Plan and must be limited to a benefit for a specific alternate beneficiary. However, no spousal consent will be required if you can prove to the satisfaction of the Employer and us, that you have no spouse or that you cannot locate the spouse. Also, if you have become legally separated from the spouse or have been abandoned (within the meaning of local law) and have a court order to such effect, spousal consent is not required unless a qualified domestic relations order provide otherwise. Each election to designate a beneficiary other than your spouse must be consented to by your spouse and any election made under this paragraph to waive the spouse's benefits may be revoked without the consent of the spouse at any time prior to the date as of which payments commence. Any consent to waive the spouse's benefits will be valid only with regard to the spouse who signs it. Any new waiver or change of beneficiary will require new spousal consent.

         The provisions requiring spousal consent in this item will also apply with regard to your election to take any in-service withdrawal under the terms of the Plan and will also apply to withdrawals for loans as described in Item 10 below. A spouse's written consent, witnessed by a representative of the Plan or a notary, must be given on a form acceptable to the Employer and us, in accordance with the Plan and ERISA, prior to any such withdrawal or loan, unless you can show that there is no spouse or that the spouse cannot be located.]

         If the Annuity Account Value applied to provide the spousal benefits on the date payment is to commence is in the aggregate less than [$3,500], you may choose to make payment in a single sum rather than in the form of a qualified Joint and Survivor Annuity or Life Annuity as described herein. Upon any payment made pursuant to this item, we will be released from any and all liability for payment with respect to the Annuity Account Value.

10.      LOANS:

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         A.   GENERAL:

              You may request a loan, subject to the terms of this Item 10. Your loan is subject to the terms of the Plan, if applicable, and the Code. Future restrictions in the Code may require changes in the terms and availability of loans.

              We reserve the right not to permit a new loan if you have previously defaulted on a loan and have not repaid the amount due.

              A loan is effective on the date we specify, according to our then current procedures, after we approve your Loan Request Form. Your Loan Request Form together with your loan confirmation notice will be your loan agreement and will contain all the terms of the loan which apply, including amount of the loan, interest rate and the payment due.

              Only one outstanding loan is permitted at a time under this Certificate.

         B.   LOAN AMOUNT:

              The minimum loan amount will be stated on the Loan Request Form. In no event will the minimum amount of a loan be less than [$1000]. The maximum amount of a loan will be determined as described in the next paragraph subject in all cases only to the maximum amount which may be described in the Code.

              As a condition for making a loan, we will require you to state that the loan amount requested, together with loans (principal plus interest) from all other plans of your Employer, does not exceed the maximum amount permitted under the Code.

              The amount of the loan may not be more than the lesser of (A) or
              (B) below:

                  (A) [$50,000,] less the highest outstanding balance of loans under any plan of your Employer during the one-year-period ending the day before the Loan Effective Date, over the outstanding balance of loans under any plan of your Employer on the Loan Effective Date.

                  (B) the greater of (i) one half the present value of your nonforfeitable accrued benefit under all plans of your Employer or (ii) [$10,000.]

         C.   LOAN TERM:

              The loan term will be [five years.] If you state on the Loan Request Form that the purpose of the loan is to purchase your principal residence, your loan term will be [ten years.] Repayment of the loan may be accelerated and full repayment of unpaid principal and interest will be required upon the earliest of (i) the election and commencement of Annuity Benefits under Section
              7.03 of the Certificate, (ii) the date the Certificate terminates pursuant to Section 5.02, (iii) the date we pay a death benefit pursuant to Section 6.01 of the Certificate, or (iv) any date where we determine the Code requires acceleration of the loan repayment so that the Federal income tax status of your TSA Certificate is not adversely affected.


         D.   LOAN RESERVE ACCOUNT:

              On the Loan Effective Date, we will transfer to a loan reserve account an amount equal to the sum of (i) the loan amount, which will earn interest at the "Loan Reserve Account Rate" during the loan term and (ii) 25% of the loan amount, which will earn interest at the Guaranteed Interest Rate, as defined in the Certificate. You may not make any partial

No. 96ENTSAIL                                                            Page 5
              withdrawals or transfers from the Loan Reserve Account until after repayment. You may specify on your Loan Request Form from which Investment Option(s) the Loan Reserve Account will be funded.

              The "Loan Reserve Account Rate" will equal the loan interest rate (see item 3 below) minus [2%], or such other percentage which is determined according to our then current procedures and which is not greater than permitted under any current applicable state or federal law.

         E.   LOAN INTEREST RATE:

              (i) This item (I) applies to your TSA Certificate if an ERISA Plan does not apply.

                   We will from time to time set the effective annual rate at which interest on a loan will accrue daily (the "loan interest rate"). Such rate will be not greater than any maximum rate required under any current applicable state or federal law.

              (ii) This item (ii) applies if an ERISA Plan applies to your TSA
                   Certificate.

                   We will from time to time determine the loan interest rate at which interest on a loan will accrue daily; however, if requested by the Employer, we will substitute the rate requested by the Employer, subject to any limitations imposed by law. The rate so determined by us will be a reasonable rate set in accordance with [Department of Labor Regulations 255.408b-1(e),] and will be based on prevailing rates available at the date of determination on loans charged by persons in the business of lending money for loans which would be made under similar circumstances.

         F.   REPAYMENTS:

              The loan must be repaid according to the repayment schedule, which will require that substantially level amortization payments of principal and interest be made no less frequently than quarterly, unless otherwise required or permitted by law. The rate so determined by us will be a reasonable rate set in accordance with [Department of Labor Regulation 2550.408b-1(e),] and will be based on prevailing rates available at the date of determination on loans charged by persons in the business of lending money for loans which would be made under similar circumstances.

         G.   DEFAULT:

              By each due date (or a specified date thereafter according to our then current procedures) if the amount of the loan payment is less than the amount due or the loan payment is not received at our Processing Office we will deduct and treat as a partial withdrawal from the loan reserve account an amount equal to the interest and principal payments due. We reserve the right, however, to change our procedures at any time (subject to the terms of the Code) so that the amount of the unpaid balance of the loan at that time, including interest due but not paid, will be treated as a deemed distribution for Federal income tax purposes.



              If the amount in the loan reserve account is not subject to the restrictions described in Item 6 of this Endorsement,on your default we reserve the right to deduct from the loan reserve account an amount equal to the interest and principal payments due. We also reserve the right to deduct any Withdrawal Charges that apply and any required tax withholding.


No. 96ENTSAIL                                                            Page 6

              If the amount in the loan reserve account is not subject to the restrictions described in Item 6 of this Endorsement, on your default we will designate in the loan reserve account an amount equal to the unpaid balance (interest and principal payments due) at the time of the default. When your Certificate is no longer subject to the withdrawal restrictions of Item 6, we will have the right to foreclose on this amount, and deduct any Withdrawal Charges that would have applied at the time of the default, plus any interest due, and any required tax withholding. This will be no later than the date you attain age 59-1/2 or we are notified in writing that another event has occurred which would permit Restricted Amounts to be paid. (Such an event includes separation from service, disability or death.)

         H.   CHANGES:

              We have the right to change the loan terms, as long as any such change is made to maintain compliance with the terms of any law that applies to the TSA Certificate.

11.      ASSIGNMENTS (SECTION 9.05):

         No amount to be paid under the Certificate may be assigned, commuted, or encumbered by the payee. To the extent permitted by law, no such amount will in any way be subject to any legal process to subject the same to the payment of any claim against such payee. The foregoing will not apply to any assignment, transfer or attachment pursuant to a qualified domestic relations order as defined in section [414(p)] of the Code. No interest under the Certificate may be transferred to any persons others than us upon surrender of such interest.



No. 96ENTSAIL                                                            Page 7

                           [Page 8 to TSA Endorsement]

[To be added for Certificates issued to participants in the Texas Optional Retirement Program]

[Notwithstanding any provisions in this Certificate or the Contract to the contrary, the following restrictions apply, pursuant to Texas law, if you are a participant in the Texas Optional Retirement Program (TORP).

1. Withdrawals are available under TORP only after one of the following occurs:

         a. the requirements for minimum distribution under Section 403(b)(10) of the Code, as described in Item 8 of this Endorsement, are met; or

         b. termination of participation due to death, retirement or termination of employment in all Texas public institutions of higher education, as defined under Texas law.

2. Benefits in TORP vest after one year of participation. If you die, retire or terminate your employment in all Texas public institutions of higher education before being vested, any amounts provided by your employer's first-year matching contribution will be refunded to the employer.

3. Withdrawals under TORP cannot be made until we receive a written statement from your employer verifying your vesting status and that you are no longer a participant under TORP.

4. We reserve the right to change these provisions without your consent, but only to the extent necessary to maintain compliance with the laws and regulations applicable to TORP.

5.       No loans are available under TORP.

6.       We are responsible for qualified domestic relations orders.]




No. 96ENTSAIL                                                            Page 8

This Certificate is hereby amended, effective as of its issue date, by adding the attached TABLE OF GUARANTEED ANNUITY PAYMENTS as part of the Certificate.









THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


  /s/ James M. Benson                       /s/ Pauline Sherman
President and Chief Executive Officer     Vice President, Secretary and
                                          Associate General Counsel






No. RD941CTSA

TABLE OF GUARANTEED ANNUITY PAYMENTS

          [APPLICABLE TO CERTIFICATES OTHER THAN IRA AND NON-QUALIFIED]

Amount of Annuity Benefit payable monthly on the Joint and Survivor Life Annuity form (with 100% of the amount of the Annuitant's payment continued to the Annuitant's spouse) provided by an application of $1,000.

[Age     60       61       62       63      64       65       66       67       68      69        70

60      3.32      3.35     3.37      3.40   3.42     3.44     3.46     3.48     3.50    3.52      3.54
61                3.37     3.40      3.42   3.45     3.47     3.50     3.52     3.54    3.56      3.58
62                         3.43      3.45   3.48     3.50     3.53     3.55     3.58    3.60      3.62
63                                   3.48   3.51     3.54     3.56     3.59     3.62    3.64      3.67
64                                          3.54     3.57     3.60     3.63     3.65    3.68      3.71
65                                                   3.60     3.63     3.66     3.69    3.72      3.75
66                                                            3.66     3.70     3.73    3.76      3.79
67                                                                     3.73     3.77    3.80      3.83
68                                                                              3.80    3.84      3.88
69                                                                                      3.88      3.92
70                                                                                                3.96

The amount of income provided under an Annuity Benefit payable on the Joint and Survivor Life Annuity form is based on 2.5% interest and the 1983 Individual Annuity Mortality Table "a" projected with modified Scale G, adjusted to a unisex basis, reflecting a 20% - 80% split of males and females at pivotal age 55.

Amounts required for ages not shown in the above Table or for other annuity forms will be calculated by Equitable on the same actuarial basis.

If a variable annuity form is available from Equitable and elected pursuant to
Section 7.02, then the amounts required will be calculated by us based on the 1983 Individual Annuity Mortality Table "a" projected with modified Scale "G" and a modified two year age setback and a 20% - 80% split of males and females at age 55 and on an Assumed Base Rate of Net Investment Return of 3.5%/5.0%.]






No. 94IC